

03025023

This Form CB contains 11 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

PROCESSED
JUL 31 2003
THOMSON FINANCIAL

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Olivetti's press release dated July 29 2003 relating to the execution and deposit with the companies register of the merger deed.

(b) Not applicable

Item 2. Informational Legends

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1**	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors of the merger plan dated April 15, 2003.
1.2***	Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003.
1.3***	Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.4***	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.5***	Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.6***	Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.7***	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.8***	Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.9***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.0***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.1***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.2***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.3***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.4***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.5****	English translation of the Information Document (and related annexes) deposited on May 14, 2003 with the Italian Stock Exchange and the Italian Securities and Exchange Commission pursuant to Article 70, paragraph 4 of CONSOB Regulation No. 11791 of May 14, 1999, as amended.

Annexes to Exhibit 2.5

I. Report of the directors of Olivetti S.p.A. pursuant to Article 2501-*quater* of the Italian Civil Code.****

II. Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-quater of the Italian Civil Code. ****

III. Merger plan referred to in Article 2501-*bis* of the Italian Civil Code with attached a copy of the bylaws of the Company Resulting from the Merger. ****

IV. Balance Sheet of Olivetti S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

V. Balance sheet of Telecom Italia S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

VI. Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VII. Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of establishing the exchange ratio. ****

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion. ****

X. JP Morgan Chase Bank Confirmation Letter. ****

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio. ****

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XIII. Lazard Confirmation Letter. ****

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio. ****

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio. ****

XVII. Extracts from the shareholders' agreements published pursuant to article 122 of the Consolidated Law. ****

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A. ****

XIX. Quarterly report of Olivetti S.p.A. as of March 31, 2003. ****

XX. Quarterly report of Telecom Italia S.p.A. as of March 31, 2003. ****

2.6 English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.*****

2.7 Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.*****

2.8 Olivetti's press release dated May 26, 2003 relating to the approval by the Olivetti's Extraordinary Shareholders' meeting of the plan of merger of Telecom Italia with and into Olivetti and the approval by the Olivetti's Ordinary Shareholders' Meeting of the financial statements for the year ended December 31, 2002. ******

2.9 Olivetti's press release dated May 26, 2003 relating to the determination of the offer price for the proposed cash tender offer for a portion of the Telecom Italia ordinary shares. ******

3.0 Olivetti press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia. *******

3.1 Olivetti's press release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. ********

3.2 Olivetti's press release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. *********

3.3 Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document. **********

3.4 Offer document dated June 20, 2003, relating to the voluntary partial tender offer pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998 for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A. Offeror: Olivetti S.p.A. ***********

3.5 ADS Letter of Transmittal to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary Shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer described in the Offer Document, dated June 20, 2003. ***********

3.6 U.S. Ordinary Letter of Transmittal for the tender offer for Ordinary Shares of Telecom Italia S.p.A. promoted by Olivetti S.p.A. ***********

3.7 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 20, 2003 relating to the Offer. ***********

3.8 Letter to Clients dated June 20, 2003 relating to the Offer. ***********

3.9 Notice of Guaranteed Delivery to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer as described in the Offer Document, dated June 20, 2003. ***********

3.10 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. ***********

3.11 Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999, following CONSOB's Decision of June 18, 2003 authorizing release of the Offer Document relating to the voluntary partial cash tender offer made by Olivetti S.p.A. for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A., as published on the U.S. Edition of the Financial Times on June 23, 2003. ***********

4.0 Information Statement dated July 1, 2003 relating to the Merger of Telecom Italia S.p.A. ("Telecom Italia") into Olivetti S.p.A. ("Olivetti") prepared for the Telecom Italia savings shareholders resident in the United States to provide information in connection with the Merger of Telecom Italia with and into Olivetti (the "Information Statement"). ************

4.1 Annex A to the Information Statement: Telecom Italia's Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 1-3882). ************

5.0 Olivetti press release dated July 7, 2003 in response to certain market rumors published by the press and reported in certain analyst reports. *************

6.0 Statement dated July 18, 2003 released by Olivetti relating to the preliminary results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia. **************

7.0 Statement dated July 23, 2003 released by Olivetti relating to the final results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia. ***************

8.0 Statement dated July 24, 2003 released by Olivetti relating to the determination of the ratios for the exchange. ****************

9.0 Note dated July 25, 2003 released by Olivetti explaining the determination of the ratios for the exchange. *****************

10.0 Olivetti's press release dated July 29 2003 relating to the execution and deposit with the companies register of the merger deed.

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* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 24, 2003

**** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 15, 2003

***** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB/A dated May 21, 2003

****** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 27, 2003

******* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

******** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

********* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 16, 2003.

********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 20, 2003.

*********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 23, 2003.

************ Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 7, 2003.

************* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 8, 2003.

************** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 18, 2003.

*************** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 23, 2003.

**************** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 24, 2003.

***************** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 25, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Olivetti S.p.A.

Name: Loris Bisone
Title: General Counsel

Date: July [illegible] 2003

EXHIBIT 10.0





The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities to be issued in connection with the Merger referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

OLIVETTI – TELECOM ITALIA: MERGER DEED EXECUTED AND FILED WITH COMPANY REGISTERS TODAY

MERGER TO TAKE EFFECT ON 4 AUGUST

Milan, 29 July 2003 – Olivetti and Telecom Italia announced that **the deed for the merger** by incorporation (the "Merger") of Telecom Italia S.p.A. (the "Absorbed Company") with and into Olivetti S.p.A. (the "Absorbing Company" also referred to – as a result of execution of the Merger – the "Company Resulting from the Merger") **was executed today and filed with the Company Registers**.

The Merger will **be effective on 4 August 2003**. Consequently, the Absorbed Company will be dissolved and the Absorbing Company will assume title to all the assets and liabilities, rights and obligations of the Absorbed Company, the Absorbing Company will be governed by new By-Laws amending, among other things, the name, registered office, purpose and capital of Olivetti S.p.A.. For Italian accounting and tax purposes, the Merger will be effective from 1 January 2003.

The identifying details of the Company Resulting from the Merger will be as follows:

Telecom Italia S.p.A.
Registered office: Piazza degli Affari 2, Milan
Company headquarters: Corso d'Italia 41, Rome
Share capital: Euro 8,845,640,599.40 (comprising 10,287,061,839 ordinary shares and 5,795,921,069 savings shares, nominal value Euro 0.55 each)
Tax number and Milan Companies Register number: 00488410010

Payment of withdrawal and consideration for the voluntary partial public tender offer

As a result of the amendment of the corporate purpose of the Absorbing Company upon effectiveness of the Merger on 4 August 2003, the condition for the effectiveness of the withdrawal declarations validly received from Olivetti shareholders who exercised withdrawal rights pursuant to art. 2437 of the Italian Civil Code will be satisfied. Consequently, the amount of Euro 0.9984 due on each of the 10,958,057 Olivetti S.p.A. shares with respect to which withdrawal rights were exercised will be paid with same day value and such shares will be cancelled without replacement.

On the same day (4 August 2003) the consideration for the 512,280,322 ordinary shares and 242,936,252 savings shares of the Absorbed Company purchased by Olivetti S.p.A. in the voluntary partial tender offer on ordinary shares (including shares represented by American Depositary Shares – ADS) and the voluntary partial tender offer on savings shares issued by the Absorbed Company, will also be paid (title to such shares was transferred on 25 July 2003).

Allocation of the shares of the Company Resulting from the Merger

As envisaged in the Merger plan, the replacement of the shares of the Absorbed Company held by minority shareholders with shares of the Absorbing Company will take place on 4 August 2003, in the form of a re-distribution of the share capital of the latter (net of shares reimbursed in connection with the exercise of withdrawal rights), following the re-determination of the nominal value of the shares of the Absorbing Company from Euro 1 to Euro 0.55 each. Subsequently, the shares already issued by Olivetti and by the Absorbed Company will be cancelled and replaced with shares of the Company Resulting from the Merger, according to the exchange ratios published on 24 July 2003:

- **0.471553** ordinary shares of the Company Resulting from the Merger, nominal value Euro 0.55, regular dividend rights, in substitution of each Olivetti S.p.A. ordinary share, nominal value Euro 1.00;
- **3.300871** ordinary shares of the Company Resulting from the Merger, nominal value Euro 0.55, regular dividend rights, in substitution of each Absorbed Company ordinary share, nominal value Euro 0.55;
- **3.300871** savings shares of the Company Resulting from the Merger, nominal value Euro 0.55, regular dividend rights, in substitution of each Absorbed Company savings share, nominal value Euro 0.55.

Further information will be provided in a special notice to be published within the next few days in the daily newspapers.